EXHIBIT 99.1

HEXO and Entourage Health Sign Long-Term Supply Agreement

HEXO to provide bulk supply to Entourage over three-year period for multi-channel distribution

This news release constitutes a “designated news release” for the purposes of HEXO’s prospectus supplement dated May 2, 2022 to its short form base shelf prospectus dated May 7, 2021 and amended and restated on May 25, 2021.

GATINEAU, Quebec, Nov. 15, 2022 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) ("HEXO"), a leading producer of high-quality cannabis products, today announced the execution of a long-term supply agreement (the “Supply Agreement”) with Entourage Health Corp. (TSX-V: ENTG) (OTCQX: ETRGF) (FSE: 4WE) (“Entourage”), a Canadian producer and distributor of award-winning cannabis products.

Under the Supply Agreement, HEXO will provide Entourage with bulk dried cannabis and soft gel capsules, to be marketed to patients and consumers under Entourage’s family of brands. HEXO-branded products, including Gems cannabis soft gels, Redebles gummies from Redecan, and selected Redees premium pre-rolls as applicable, will also expand Entourage’s premium product offerings available to respective patients of Starseed Medicinal and Syndicate Cannabis medical marketplaces. This strategic relationship will allow HEXO to better address the needs of Canadian medical patients through Entourage’s medical channels. At the same time, Entourage will benefit from HEXO's leading cultivation and processing capabilities by obtaining a consistent supply of quality-produced, top-shelf cannabis and soft gel capsules to meet Entourage’s anticipated short-term demand.

“We are thrilled to partner with a like-minded company that has an unparalleled understanding and dedication to delivering the highest quality cannabis products to Canadians,” said Charlie Bowman, CEO of HEXO Corp. “This relationship with Entourage not only complements our growing health and wellness portfolio, but also accelerates our ability to grow the business and deliver premium cannabis products to more Canadians.”

“Collaborating with Entourage marks a significant milestone for HEXO in the Canadian medical market and highlights our commitment to addressing the range of consumer needs and market demand. We see increasing opportunity in medicinal and therapeutic products and believe the market fits well with our high-quality products,” added Bowman.

"We are excited about the opportunities this new relationship with HEXO brings to the medical cannabis market, which provides greater access for our patients and consumers as we expand our Starseed and Syndicate medical offerings, and distribution commitments," said George Scorsis, CEO and Executive Chairman, Entourage. "Leveraging HEXO’s cultivation capabilities will allow us to more comprehensively service all our markets and provide patients and consumers with a premium, consistent supply of cannabis. Securing a long-term wholesale supply commitment from HEXO also ensures that Entourage is well positioned to meet the growing demand for all its branded products, while we continue optimizing our operations.”

Supply Agreement Terms

The Supply Agreement provides for minimum annual purchase commitments by Entourage, with year-over-year increases. The prices of all products supplied under the Supply Agreement are fixed but subject to limited and periodical adjustments depending on prevailing production costs and market pricing. It includes exclusivity for HEXO in supplying the specified products, subject to certain exceptions including Entourage’s right to supply itself with such products. The Supply Agreement has a three-year term, which can be renewed for an additional three years at Entourage’s election on the same terms and conditions, subject to increased minimum annual purchase commitments over the course of the renewed term.

A copy of the Supply Agreement will be made available on Entourage’s profile on SEDAR at www.sedar.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws ("Forward-Looking Statements"). Forward-Looking Statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these Forward-Looking Statements. Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. HEXO and Entourage disclaim any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

This press release should be read in conjunction with HEXO’s management’s discussion and analysis and consolidated financial statements and notes thereto as at and for the year ended July 31, 2022. Additional information about HEXO is available on HEXO’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, including HEXO’s Annual Information Form for the year ended July 31, 2022 dated October 31, 2022.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, Entourage does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Entourage to predict all such factors. When considering this forward-looking information, readers should keep in mind the risk factors and other cautionary statements in Entourage’s disclosure documents filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the disclosure documents could cause actual events or results to differ materially from those described in any forward-looking information.

About HEXO Corp.
HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, Redecan, UP Cannabis, Original Stash, 48North, Trail Mix, Bake Sale and Latitude brands, and the medical market in Canada and Israel. HEXO also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson-Coors. With the completion of HEXO's acquisitions of Redecan and 48North, HEXO is a leading cannabis products company in Canada by recreational market share. For more information, please visit hexocorp.com.

About Entourage Health Corp.
Entourage Health Corp. is the publicly traded parent company of Entourage Brands Corp. (formerly WeedMD RX Inc.) and CannTx Life Sciences Inc., licence holders producing and distributing cannabis products for both the medical and adult-use markets. Entourage owns and operates a state-of-the-art hybrid greenhouse and processing facility located on 158-acres in Strathroy, ON; a fully licensed 26,000 sq. ft. Aylmer, ON processing facility, specializing in cannabis extraction; and a micropropagation, tissue culture and genetics centre-of-excellence in Guelph, Ontario. With its Starseed Medicinal medical-centric brand and marketplace, Entourage has an industry-first, exclusive partnership with LiUNA, the largest construction union in Canada, who together with employers and other union groups, facilitate access for insured medical patients. With the launch of Syndicate, Entourage now hosts another unique medical marketplace that offers patients a collective of Canadian micro-cultivators’ products, along with Entourage’s family of brands. Entourage’s elite adult-use product portfolio includes Color Cannabis, Saturday Cannabis and Royal City Cannabis Co.– sold across eight provincial distribution agencies. It is the exclusive Canadian producer and distributor of award-winning U.S.-based wellness brand Mary’s Medicinals sold in both medical and adult-use channels. Under a collaboration with The Boston Beer Company subsidiary, Entourage is also the exclusive distributor of cannabis-infused beverages ‘TeaPot’ in Canada, which launched in select provinces summer 2022.

For HEXO media or investor inquiries please contact:
Hayley Suchanek, Kaiser & Partners
hayley.suchanek@kaiserpartners.com

For Entourage media or investor inquiries please contact:
Marianella delaBarrera
416-897-6644
marianella@entouragecorp.com